April 14, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Larry Spirgel
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re: ATSI Communications, Inc. (Commission File No. 1-15687)

Gentlemen:

On behalf of ATSI Communications, Inc. (the “Company”), we are filing with this letter an Amended Annual Report on Form 10-KSB/A for fiscal year ended July 31, 2005 and an Amended Quarterly Report on Form 10-QSB/A for the fiscal quarter ended October 31, 2005. For the convenience of the staff I have forwarded a copy of this letter and a marked copy of the amended reports to you by overnight delivery.

Set forth below are the responses of the Company to the comments from the staff:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 21

1. Please revise this discussion to disclose the specific components and amount of funds that you will need to continue operating for the next twelve months. Also discuss the impact on your liquidity of your default on the convertible debentures for non-payment of quarterly interest.

The Company has added a Section to “Liquidity and Capital Resources” discussing the estimated costs per month necessary to continue operations for the next twelve months and the sources that it expects to rely upon for such funds. As set forth, we will include the following additional language:

Our current operating expenses are expected to be approximately $70,000 per month, including wages, rent, utilities, litigation fees and corporate professional fees. We will require approximately $30,000 per month to cover the deficiencies in cash from operations during Fiscal 2006. We intend to cover our initial monthly operating expenses with our available cash and the factoring of our receivables. We expect to continue conserving cash resources by paying executive compensation, fees for certain consultants and professional services with shares of our common stock. In addition, outstanding indebtedness payable to a law firm is being paid through conversions to common stock. Furthermore, we will continue to pursue additional debt and equity financings to cover our deficiencies in cash reserves. However, we presently do not have a definitive agreement in place to obtain such financing. Any additional debt or equity financing may not be available in sufficient amounts or on acceptable terms. If such financing is not available in sufficient amounts or on acceptable terms, the Company's results of operations and financial condition may be adversely affected.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

Additionally, in an effort to continue to conserve cash, we are not presently paying quarterly interest and dividends on our outstanding convertible debentures and Redeemable Preferred stock. However, we have continued to accrue dividends and interest on such debentures and Redeemable Preferred stock. The increase in accrued liabilities related to the dividends and interest in arrears contributed approximately $740,000 in cash flow savings during the fiscal year ended July 31, 2005.

Consolidated Statement of Operations, page 27

2. Please revise your presentation to parenthetically disclose the amount of equity-related charge being excluded from the selling, general and administrative line item, for example, because it is presented as a separate line item.

The Company has inserted a parenthetical exclusion of professional fees, non-cash stock based compensation expense to employees and non-cash issuance of common stock and warrants for services in the “Selling, general and administrative” line item of our Consolidated Statement of Operations on page 27:

Note 1 - Summary of Significant Accounting Policies, page 31

Note receivable, page 32

3. Please tell us why you have not recorded the note receivable from Telemarketing de Mexico S.A. de C.V. on your balance sheet.

The Company fully reserved the note receivable from Telemarketing de Mexico S.A de C.V. The balance sheet as of July 31, 2004 and 2005 does not present the receivable, as it is fully reserved. The Company will revise Foonote 1 in its financial statements as follows:

Note receivable. ATSI has fully reserved and recognized an allowance for a note receivable from Telemarketing de Mexico S.A de C.V. associated with the sale of 51% of ATSI Comunicaciones S.A de C.V. Originally, under the terms of the Share Purchase Agreement dated May 24, 2003, ATSI was scheduled to receive from Telemarketing $20,750 per month for 24 months beginning in May 2004, contingent on ATSI generating 20,750,000 minutes of monthly traffic through ATSICOM’s network, until Telemarketing paid the total remaining purchase price of $498,000. In the event ATSI was not able to reach the above-mentioned volume of monthly minutes, the monthly payments were to be adjusted based on the percentage of the shortfall in minutes. ATSI has 10% of ATSICOM’s stock as collateral on this note.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

During fiscal 2004 ATSI experienced difficulties with DialMex’s network, due primarily to deficiencies in DialMex’s network capacity, call interruptions and limited traffic routing selections. Additionally, ATSI Comunicaciones S.A de C.V. has not been able to complete the required interconnections with other Mexican carriers, to process domestic and international VoIP traffic. As result, ATSI has not generated the monthly minutes required under the Telemarketing agreement. Consequently, ATSI has not received any payments from Telemarketing since May 2004. Since there is no assurance from Telemarketing and its principal owners of payment, we recognized an allowance for the total amount and reflected the balance, net of the allowance, as zero in the accompanying financial statements as of July 31, 2005.

Note 4 - Notes Payable, page 35

4. Please tell us where the $514,000 in notes payable to Recap Marketing and Consulting, LLP is presented on your balance sheet and the terms of their convertible features.

The Company will remove this footnote, since as of July 31, 2005 the Company had fully repaid the convertible notes payable to Recap Marketing and Consulting LLP. The convertible notes payable were extinguished during fiscal 2005 as a result of the exercise of 4,280,290 warrants by the two individual affiliates of Recap Marketing. The extinguishment of the debt was properly reflected in the balance sheet and statement of stockholders’ equity at July 31, 2005. The Company disclosed the exercise of warrants in footnote 11 of our Form 10-K for the year ended July 31, 2005.

5. It appears that the conversion feature in your convertible debt with Franklin Cardwell & Jones, PC meets the definition of an embedded derivative under paragraph 12 of SFAS 133 which should be separated from the debt host and accounted for at fair value, unless it meets the scope exception in paragraph 11(a). To determine whether the scope exception is met, the conversion feature should be analyzed under EITF 00-19.

The first step in the analysis is to determine whether the convertible debt meets the definition of a conventional convertible instrument in paragraph 4 of EITF 00-19. If it qualifies as a conventional convertible instrument, the embedded conversion option is not separated from the convertible debt. However, if it does not qualify as a conventional convertible instrument, the embedded conversion feature is required to be analyzed further under paragraphs 12-32 of EITF 00-19.

It appears that your convertible debt is not a conventional convertible instrument based on the conversion terms. In this regard, we note that your convertible debt has a conversion provision that the notes have a conversion provision that entitles the holder at any time to convert all or any part of the principal plus accrued interest into your common stock, at a per share price equal to the amount converted divided by the product of (a) 0.90 times (b) the five-day average of the last sales of the common stock prior to the conversion day. With regard to this provision, it appears that the convertible notes do not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since the debt is not convertible into a fixed number of shares. As a result, you are required to analyze further the conversion feature under paragraph 12-32 of EITF 00-19.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

Based on further analysis under paragraph 12-32 of EITF 00-19, we note that since the notes can be converted into 90% of the lowest quoted closing bid price during the five trading days immediately preceding the conversion date, it appears that the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate (paragraph 20 of EITF 00-19). Accordingly net-cash settlement should be assumed. Therefore, it appears that you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Please revise or advise.

The Company evaluated the terms of convertible note payable with Franklin Cardwell & Jones, PC. And as a result of the evaluation, the Company concluded that since the conversion price under this note is not fixed and the conversion feature its not convertible into a fixed number of shares, then this note payable meets the definition of an embedded derivative under paragraph’s 20-24 of SFAS 133. Accordingly, the embedded derivative associated with the conversion feature must be bifurcated and accounted for separately from the debt host. Additionally, any changes in fair value associated with this embedded derivative liability will be recorded (by charges or credits to income) in the income statement each reporting period. The Company will include the following footnote in the restated Form 10-KSB of the fiscal year ended July 31, 2005.

NOTE 12 - DERIVATIVES

ATSI evaluated the application of SFAS 133 and EITF 00-19 for all of its financial instruments and identified the following financial instruments as derivatives:

1)	Note Payable, Franklin Cardwell & Jones

2)	9% Convertible Debenture;
Warrants to purchase common stock associated with the 2003 Debentures the ("2003 Debenture Warrants");

3)	Warrants to purchase common stock in connection with consulting agreements with two individuals
(“Consulting Warrants”)

Based on the guidance in SFAS 133 and EITF 00-19, ATSI concluded that these instruments were required to be accounted for as derivatives. SFAS 133 and EITF 00-19 require ATSI to bifurcate and separately account for the conversion features of the Note Payable to Franklin Cardwell and Jones, the 9% Convertible Debentures and warrants issued to consultants as embedded derivatives.

Pursuant to SFAS 133, ATSI bifurcated and separately accounted for the conversion feature from the Note Payable to Franklin Cardwell and Jones, because the conversion price is not fixed and it is not convertible into a fixed number of shares.

In addition, ATSI bifurcated and separately accounted for the conversion feature from the 9% Convertible Debenture and the associated warrants, since the conversion price is not fixed and it is not convertible into a fixed number of shares.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

Furthermore, ATSI concluded that the exercise price and the number of shares to be issued under the “Consulting Warrants” to two individuals are fixed. However, since the 9% Convertible Debenture was issued prior to these warrants, it cannot be concluded that the Company has a sufficient number of authorized shares to settle these warrants. As such, the warrants were accounted for as derivative instrument liabilities. ATSI is required to record the fair value of the conversion features and the warrants on its balance sheet at fair value with changes in the values of these derivatives reflected in the consolidated statement of operations as “Gain (loss) on embedded derivative liability.” The derivative liabilities were not previously classified as such in ATSI’s historical financial statements. As a result, ATSI reflected these changes in the accompanying restated financial statements under the amended Form 10-KSB for the year ended July 31, 2005.

The impact of the application of SFAS 133 and EITF 00-19 on the balance sheet as of July 31, 2005 and 2004 were as follows

	Embedded derivative liability balance		Cumulative
	7/31/2005	7/31/2004	Net change

Note Payable, Franklin Cardwell and Jones	$18,851	-	$18,851
9% Convertible Debenture & warrants	-	10,503	(10,503)
Consulting warrants	5,353	1,338,375	(1,333,022)

Total:	$24,204	$1,348,878	($1,324,674)

And the impact on the statements of operations as of July 31, 2005 and 2004 were as follows:

Gain (loss) on embedded derivative liabilities:	Twelve months ended July 31,
	7/31/2005	7/31/2004
Note Payable, Franklin Cardwell and Jones	$7,430	-
9% Convertible Debenture & warrants	10,487	30,000
Consulting warrants	(305,135)	4,409,000.00

Total gain (loss) on embedded derivative liabilities:	($287,218)	$4,439,000

Since the conversion option for the Series D Preferred Stock is contingent, as a result of the ongoing litigation with the holders of these securities, the Series D Preferred Stock is not within the scope of SFAS 133 and EITF 00-19. If the contingency and lawsuit is resolved in the future and the holder becomes able to convert, ATSI will assess whether the conversion option meets the definition of a derivative under SFAS 133. However, as of July 31, 2005, the Series D Preferred Stock, which is carried as a current liability, is recorded at its full stated redemption amount of $1,270 per share or approximately $942,000. ATSI continues to accrue dividends on the Series D Preferred Stock pending resolution of the Company’s lawsuit. At July 31, 2005 and 2004, the carrying amount of the Series D Preferred Stock was $1,182,000 and $1,138,000, respectively, including accrued dividends of $240,000 and $196,000, respectively.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

Additionally, since the conversion option for the Series E Preferred Stock is contingent, as a result of the ongoing litigation with the holders of these securities, the Series E Preferred Stock is not within the scope of SFAS 133 and EITF 00-19. If the contingency and lawsuit is resolved in the future and the holder becomes able to convert, ATSI will assess whether the conversion option meets the definition of a derivative under SFAS 133. However, as of July 31, 2005, the Series E Preferred Stock, which is carried as a current liability, is recorded at its full stated redemption amount of $1,250 per share or approximately $1,465,000. ATSI continues to accrue an amount equivalent to dividends of 6% per annum on the Series E Preferred Stock pending resolution of the Company’s lawsuit. At July 31, 2005 and 2004, the carrying amount of the Series E Preferred Stock was $1,749,000 and $1,679,000, respectively, including accrued dividends of $284,000 and $217,000, respectively.

6. Further, given that it appears that the number of shares that could be required to be delivered upon settlement of your convertible debentures is essentially indeterminate, it also appears that you can not conclude that you have sufficient shares authorized and unissued to net-share or physically settle your other derivative instruments. Accordingly, net-cash settlement should be assumed. Therefore, it appears that you would also be required to account for your other derivative instruments (e.g., convertible preferred stock and warrants) as derivative liabilities with changes in fair value being recorded in the income statement. Please revise or advise. Also, we note the Series D and E Preferred Stocks are classified as a liability. Please confirm to us that the period-to-period changes in the fair value of these derivative instruments are recognized in your income statement. If not, tell us your basis for your accounting and include references to the appropriate accounting literature.

Reference is made to Item 5 above and the additional disclosures in footnote 12 of our restated financial statements wherein we reviewed all potentially derivative instruments arising from our consideration of the sufficiency of shares authorized. As disclosed in footnote 12, the “Consulting Warrants” were identified as derivative instrument liabilities since the assessment of previously issued 9% Convertible Debentures resulted in our inability to determine the sufficiency of authorized shares.

The Company evaluated the status of the Series D and E Preferred stock and concluded that since the conversion option for the Series D & E Preferred Stock is contingent, as a result of the ongoing litigation with the holders of these securities, the Series D and E Preferred Stock is not within the scope of SFAS 133 and EITF 00-19. Accordingly, the classification of these contingent liabilities as current liabilities at their full cash redemption value is appropriate. If the contingency and lawsuit is resolved in the future and the holder becomes able to convert, ATSI will assess whether the conversion option meets the definition of a derivative under SFAS 133. However, as of July 31, 2005, the Series D Preferred Stock, which is carried as a current liability, is recorded at its redemption amount of $1,270 per share or approximately $942,000. ATSI continues to accrue dividends on the Series D Preferred Stock, pending resolution of the Company’s lawsuit. At July 31, 2005 and 2004, the carrying amount of the Series D Preferred Stock was $1,182,000 and $1,138,000, respectively, including accrued dividends of $240,000 and $196,000, respectively. Additionally, as of July 31, 2005, the Series E Preferred Stock, which is carried as a current liability, is recorded at its redemption amount of $1,250 per share or approximately $1,465,000. ATSI continues to accrue an amount equivalent to dividends of 6% per annum on the Series E Preferred Stock, pending resolution of the Company’s lawsuit. At July 31, 2005 and 2004, the carrying amount of the Series E Preferred Stock was $1,749,000 and $1,679,000, respectively, including accrued dividends of $284,000 and $217,000, respectively.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

Note 6 - Gain on Disposal of Investment, page 36

7. Please tell us why it was appropriate to recognize a gain on the disposal of your investment in fiscal 2005 if the U.S. Bankruptcy Court approved the sale of your subsidiaries on July 2, 2004 under Chapter 7.

During Fiscal 2003, the US Bankruptcy Court approved the sale of two subsidiaries (out of 4 subsidiaries) by the names of ATSI de Mexico S.A de C.V. (ATSI Mexico) and Servicios de Infraestructura S.A de C.V. (SINFRA), to Latingroup Ventures, L.L.C. (LGV). These entities were 100% owned by ATSI, a Texas Corporation and TeleSpan, respectively. Accordingly, ATSI Delaware recognized a gain on disposal of these two entities during Fiscal 2003.

Additionally, as previously disclosed, on August 29, 2005, the Company was dismissed, for lack of merit, the only claim filed against the Company by the US Bankruptcy trustee for alleged preferential payments, as disclosed in the legal proceeding section of the Form 10-KSB. Furthermore, the US Bankruptcy trustee did not file any additional claims against the Company. And the period for US Bankruptcy trustee to file any claims has expired. As a result, the Company determined that it was no longer required to continue to recognize any claims associated with ATSI-Texas and Telespan. These entities are owned and controlled by the US bankruptcy trustee. As a result during fiscal 2005, the Company recognized a gain on the disposal of discontinued operations associated with ATSI-Texas and Telespan.

Note 13 - Earnings (Loss) per Share, page 44

8. Please revise to complete your 2005 weighted average number of shares presentation. We note that your diluted earnings per share does not equal the amount presented on your statement of operations. Please revise or advise.

The Company has revised the table in footnote 14. The diluted earnings per share and the weighted average number of common shares outstanding are consistent with the Statement of Operations.

Note 14 - Risks and Uncertainties and Concentrations, page 45

9. Please revise to disclose the impact of not meeting the concession requirements will have on your financial results.

The Company has evaluated the impact on our financial statements of not meeting the concession requirements and as a result we will revise our disclosure as follows:

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

NOTE 15 - RISKS AND UNCERTAINTIES AND CONCENTRATIONS

ATSI is subject to regulations by the United States and Mexican governments. According to ATSI’s regulatory concession requirements, ATSI is required to maintain approximately $10 million in capital. As of July 31, 2005, ATSICOM has not met this requirement. Currently, Telemarketing, ATSI’s equity partner in ATSICOM is in negotiations with the Mexican government on meeting this requirement. The default does not presently affect the business, operating results or financial condition of the Company. However, if such default is not cured or waived, the Government of Mexico could terminate or limit the concession. Any such termination or limitation would adversely affect the business, operating results and financial condition of the Company.

ATSI’s business is dependent upon key pieces of equipment, switching and transmission facilities capacity from ATSI’s carriers. Should ATSI experience service interruptions from ATSI’s underlying carriers or equipment failures, there would likely be a temporary interruption of ATSI’s services, which could adversely and materially affect ATSI’s operations. ATSI believes that suitable arrangements could be obtained with other carriers to provide transmission capacity, although there can be no assurance that such arrangement could be obtained or obtained without service interruption to our customers.

Form 10-Q for the Fiscal Quarter Ended October 31, 2005

Note 2 - Stock-based Compensation, page 5

10. For options grant in the quarter ended October 31, 2005, please revise to determine the compensation expense related to these options based on the closing price of your common stock on each grant date.

The Company has revised footnote 2 (Stock-based Compensation) to determine the compensation expense related to the options granted based on the closing price of our common stock on each grant date. See the revised footnote as follows:

NOTE 2 - STOCK BASED COMPENSATION

ATSI adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model.

ATSI applies APB No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in ATSI financial statements for stock options under any of the stock plans which on the date of grant the exercise price per share was equal to or exceeded the fair value per share. However, compensation cost has been recognized for warrants and options granted to non-employees for services provided. The following table illustrates the effect on net loss and net loss per share if ATSI had applied the fair value provisions of FASB Statement No. 123, to stock-based employee compensation.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

	Three months ended October 31,
	2005	2004

Net income (loss) to common
Shareholders, as reported	$1,199,000	($1,884,000)
Add: stock based compensation determined
under intrinsic value based method	-	-
Less: stock based compensation determined
under fair value based method	(281,499)	-
Pro forma net income (loss)	$917,501	($1,884,000)
Basic net income (loss) per common share:
As reported	$0.11	($0.52)
Pro forma	$0.08	($0.52)
Diluted net income (loss) per common share:
As reported	$0.04	($0.52)
Pro forma	$0.03	($0.52)

The fair value of each option and warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended October 31,

	2005	2004
Expected dividends yield	0.00%	N/A
Expected stock price volatility	139%	N/A
Risk-free interest rate	4.42%	N/A
Expected life of options	3 years	N/A

During the three months ended October 31, 2005, ATSI granted 2,450,000 options to purchase common stock to employees and members of the Board of Directors with an exercise price of $0.16, the average closing price of ATSI’s stock on September 29, 2005. These options will vest over a period of three years. ATSI did not recognize any expense at the time these options were granted since the exercise price on the options was equal to the average market price at the grant date. The compensation expense determined under the fair value option method for these options was $257,275.

Additionally, during the three months ended October 31, 2005 ATSI granted 1,904,000 options to purchase stock to employees and members of the Board of Directors with an exercise price of $0.16, the average closing price of ATSI’s stock on September 29, 2005. Seventy three percent of these options vest immediately and the remaining balances vest over three years. ATSI did not recognize any expense at the time these options were granted since the exercise price on the options was equal to the average market price at the grant date. The compensation expense determined under the fair value option method for these options was $24,224.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

During the three months ended October 31, 2005, ATSI’s Board of Directors approved the issuance of 1,125,000 shares to its employees and directors and 385,709 shares to consultants with a market value of $180,000 and $78,066, respectively.

Note 4 - Gain on Disposal of Investment, page 6

11. Please revise to present the gain on the discontinued operations in accordance with paragraph 44 of FAS 144. Also, revise to disclose terms of the sale.

The Company has revised footnote 4 (Gain on Disposal of Investment) to disclose the terms of the sale. Additionally, the Company will present the gain on the discontinued operations in accordance with paragraph 44 of FAS 144 on the consolidated statement of operations and excluded from this footnote, since it will be repetitive. See the revised footnote below:

NOTE 6 - GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS

During the three months ended October 31, 2005, ATSI recognized a gain on disposal of discontinued operations of $1,652,000. The gain on disposal of discontinued operations was associated with the sale in October 2005 of ATSI’s Mexican subsidiary, ATSIMex Personal S.A de C.V. This entity discontinued all operations in May 2003. The total liabilities of this entity, net of assets, were approximately $1,652,000 and were assumed by the purchaser. The purchase price under the agreement was $1,000 and no other consideration was included in the purchase agreement.

Item 3. Controls and Procedures, page 13

12. Please tell us specifically what significant adjustments were proposed by the independent accounting firm and whether you recorded these adjustments. If the adjustments were not made, disclose the reasons why such adjustments were not required to be recorded. Also, tell us specifically what you are doing to improve controls and procedures.

For the period ending October 31, 2005, it was determined that the application of APB 25 had not been applied properly to stock option expense for employees resulting in an adjustment of approximately $280,000 to correct an overstatement of option expense and additional paid in capital. This error was corrected prior to filing our quarterly report on Form 10-QSB. Due to the materiality of the adjustment, we determined that our controls and procedures regarding disclosure requirements were not effective for the period presented. The Company monitors changes in accounting pronouncements and reporting requirements on an ongoing basis and utilizes outside consultants on matters requiring special accounting or reporting requirements when necessary to provide additional assurance that the Company maintains effective disclosure controls and procedures.

We appreciate the detailed review of the Reports by the staff and have attempted to address the issues identified by your letter of January 31, 2006. We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the displeasure in its filings;

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 14, 2006

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact the undersigned at (210) 614-7240, ext. 1062, if you have any questions regarding the Company’s responses.

Very truly yours
ATSI COMMUNICATIONS, INC.

Antonio Estrada
Chief Financial Officer

Enclosure

cc:	Franklin, Cardwell & Jones, PC
Malone & Bailey, PC